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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                 AS OF 12-31-02


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)*


                            Park National Corporation
                        --------------------------------
                                (Name of Issuer)


                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)


                                   700658 10 7
                        --------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 7 Pages
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Park National Bank, Trustee
                  By: John S. Gard, J.D., Assistant Vice President
                      and Trust Officer


2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a)  [ ]
         N/A
                                                                (b)  [ ]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                  2,245,326 common shares

6.       SHARED VOTING POWER
                            common shares

7.       SOLE DISPOSITIVE POWER
                  2,245,326 common shares

8.       SHARED DISPOSITIVE POWER
                        common shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,245,326 common shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
                                                    -0-

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  16.28%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  BK



                               Page 2 of 7 Pages
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Item 1(a).  Name of Issuer:

                  Park National Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.

                  50 North Third Street
                  P.O. Box 3500
                  Newark, Ohio 43058-3500


Item 2(a).  Name of Person Filing.

                    Park National Bank, Trustee
                    By: John S. Gard, J.D.
                    Assistant Vice President and Trust Officer


Item 2(b).  Address of Principal Business Office or, if none,
            Residence of Person Filing.

                   50 North Third Street
                   Newark, Ohio   43055


Item 2(c).  Citizenship of Person Filing.

                  United States of America


Item 2(d).  Title of Class of Securities.

                  Common Shares, without par value


Item 2(e).  CUSIP Number.

                  700658 10 7

Item 3.  If this statement is filed pursuant to Rules 13d-1(b),
         or 13d-2(b) or (c), check whether the person filing is a:   N/A

         (a)    [ ]      Broker or Dealer registered under Section 15 of
                         the Exchange Act.

         (b)    [ ]      Bank as defined in Section 3(a)(6) of the
                         Exchange Act.

         (c)    [ ]      Insurance Company as defined in Section 3(a)(19)
                         of the Exchange Act.


                               Page 3 of 7 Pages
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         (d)    [ ]     Investment Company registered under Section 8 of the
                        Investment Company Act.

         (e)    [ ]     An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E).

         (f)    [ ]     An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F).

         (g)    [X]     A parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(F).

         (h)    [ ]     A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

         (i)    [ ]     A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act.

         (j)    [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box .


Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

         (a)      Amount Beneficially Owned:  2,245,326

         (b)      Percent of Class:  16.28%

         (c)      Number of shares as to which person filing has:

                  (i)      Sole power to vote or to direct the vote: 2,245,326

                  (ii)     Shared power to vote or to direct the vote:

                  (iii) Sole power to dispose or to direct the disposition of: 2,245,326

                  (iv) Shared power to dispose of or to direct the disposition of:

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: N/A


                               Page 4 of 7 Pages
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Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company.

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g)and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  SEE ATTACHED "EXHIBIT 1"

Item 8.  Identification and Classification of Members of the Group.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

                  N/A

Item 9.  Notice of Dissolution of Group.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed if required, by members of the group, in their individual capacity. (See Item 5.)

                  Not Applicable.



                               Page 5 of 7 Pages
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Item 10.  Certifications.

                  Not Applicable.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     01/15/2003                              /s/ John S. Gard, J.D.
        ------------------                         --------------------------





                               Page 6 of 7 Pages
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                                   "EXHIBIT 1"

                 PARK NATIONAL CORPORATION AFFILIATE BANK TRUST
                      DEPARTMENT STOCK OWNERSHIP BREAKDOWN:

        1.  Century National Bank                       23,542 shares
        2.  Park National Bank                       1,766,023 shares
        3.  First Knox National Bank                    88,304 shares
        4.  Security National Bank                     345,466 shares
        5.  Richland Trust Company                      11,721 shares
        6.  Second National Bank                         8,856 shares
        7.  Unity National Bank                          1,414 shares

                                   Total             2,245,326 shares



                               Page 7 of 7 Pages